SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
CNPJ/MF No. 01,545,826/0001-07
NIRE 35,300,147,952

Publicly-Held Company

Meeting of the Board of Directors of Gafisa S.A. (“Company”) held on May 9, 2008, prepared in summary form

1. Date, Time and Venue: May 9, 2008, at 2:00 pm, in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8.501, 19° andar.

2. Call Notice and Attendance: The members of the Board of Directors were regularly summoned. As the majority of the Company’s Board of Directors attended the meeting, the instatement and approval quorum were verified.

3. Presiding Board: Chairman: Gary Robert Garrabrant. Secretary: Fabiana Utrabo Rodrigues.

4. Resolutions: It was resolved, unanimously, by the present Board Members and without any restrictions:

4.1. To amend items 6 and 9 of the 2006 Stock Option Program, approved by the Board of Directors in the meeting held on March 23, 2006 (“2006 Program”) and of the 2007 Stock Option Program , approved by the Board of Directors in the meeting held on February 9, 2007 (“2007 Program”), which will be effective with the following wording:

“6. Price Restatement Index: IGP-M/FGV, to be applied to the exercise price of the Annual Tranches added of interest rate of 3% per year over the restated price.

9. Restrictions on the Transfer the Shares: The shares resulting from the exercise of each Annual Batch may only be transferred without restrictions after one (1) year. Notwithstanding the abovementioned, the Beneficiaries may, at any time, transfer any number of shares necessary to pay the Exercise Price of option to be exercised within any of the valid programs. The other restrictions are those provided for in the Plan.”;

4.2. To approve the Stock Options Program for the year of 2008 (“2008 Program”), according to Exhibit I and based on the Stock Options Plan approved by the Extraordinary General Meeting held on February 3, 2006 and the grant of options to the Beneficiaries of the 2008 Program;

4.3. Considering the existence of simultaneous programs, to determine that the obligation to use part of the Bonus to pay the Exercise Price set forth in those programs will be complied with if the use of such a limit is verified within any of the programs, considering that a minimum of 30% is used to exercise options granted by the 2006 Program or/and by the 2007 Program;

4.4. To approve the new version of the Stock Options Plan (“Plan”), according to the draft included in the Exhibit II, which is to be submitted to Extraordinary General Meeting;

4.5. To determine that an Extraordinary General Meeting be called for the June 18, 2008, 2008, to decide on the amendment of the Plan; and

4.6. To approve the call notice to the Extraordinary General Meeting, according to the draft included in the Exhibit III attached hereto.

Closing: With no further matters to be discussed, these minutes were prepared and, after revised and unanimously approved by the Directors, duly executed

São Paulo, May 9, 2008

[signatures]

Exhibit I to the Minutes of the Meeting of the Board of Directors of Gafisa S.A, held on May 9, 2008

STOCK OPTION PROGRAM - 2008

The specific conditions of the 2008 Stock Option Program (“2008 Program”) are described below, according to the Stock Options Plan approved by the Extraordinary General Meeting held on February 3, 2006, being understood that the individual conditions of each beneficiary are described in the Call Option Agreements (the “Agreement(s)”), which will be executed with each beneficiary.

Grating 1

1. Beneficiaries: The employees and members of the administration listed in Exhibit I to the present 2008 Program.

2. Global Volume: 1.47% of Company’s share capital, corresponding to 1,900,000 common shares.

3. Distribution amongst the Beneficiaries: as set forth in the draft Agreement, attached hereto as Exhibit II, which will be forwarded to each Beneficiary by the Board of Directors.

4. Option: The option shall be exercised by the beneficiary within five (5) years as of April 1, 2009, in five (5) equal annual tranches, each equivalent to 20% of the total granted option (the “Annual Tranches”).

5. Exercise Price: R$ 31.81 (thirty one reais and eighty one cents) per share, corresponding to the issue price of the share on the date in which the Company went public on the São Paulo Stock Exchange (BOVESPA), under the terms of the Plan.

6. Price Restatement Index: IGP-M/FGV, to be applied to the exercise price of the Annual Tranches, plus 3% of interest per year over the restated price.

7. Payment: on demand, on the act of subscription of the shares issued due to the exercise of the option or the purchase of the shares that are held in treasury.

8. Term of Exercise of the Option: the Annual Tranches may be exercised in full or partially. In case of a partial exercise, the beneficiary will have an extinctive term of (a) ten (10) years; or (b) three (3) years to exercise the Option. The ten (10) year term will be applicable when the beneficiary complies allocates at least seventy per cent (70%) of the Bonus to subscribe and pay-in or purchase, in the event of utilization of treasury shares, shares object of options to be exercised within any of the valid programs. In case the beneficiary chooses not to use the Bonus in such a manner, the term of three (3) years will be applicable, also considering the provisions of item 10 below. After the lapse of any of these terms, as the case may be, the beneficiary will lose the right to exercise the options which initial grace period terms have already elapsed and which were not exercised with no rights to any indemnification.

9. Restrictions on the Transfer the Shares: The shares resulting from the exercise of each Annual Tranche may only be transferred without restrictions after one (1) year. The other restrictions are those provided for in the Plan. Notwithstanding the abovementioned, the Beneficiaries may, at any time, transfer any number of shares necessary to pay the Exercise Price of option to be exercised within any of the valid programs.

10. Utilization of the Bonus: The beneficiary shall, necessarily, allocate at least seventy per cent (70%) of the Bonus to subscribe and pay-in or purchase, in the event of utilization of treasury shares, shares object of options granted by the Company by the valid programs, in the manner set forth in item 8 above, under penalty of extinction of the Option relating to all the tranches which exercise rights will be acquired by the beneficiary in the following years. In case the beneficiary has, within the Plan, paid-in or acquired Shares with his/her own resources, up to a year before the payment of the Bonus, such amount of paid-in and acquired Shares will be deducted from the amount of Shares necessary to comply with the obligation of allocating 70% of the Bonus for the payment of the exercise price of the Annual Tranche.

Granting 2

1. Beneficiary: listed in Exhibit I to the present 2008 Program, divided into two categories: key employees and officers.

2. Global Volume: 0.19% of Company’s share capital, corresponding to 245,205 common shares.

3. Distribution amongst the Beneficiaries: as set forth in the draft Agreement, attached hereto as Exhibit IV, which will be forwarded to each Beneficiary by the Board of Directors.

4. Option “A” and Options “B”: the options granted are categorized as Options “A” and Options “B”.

5. Exercise Price: Exercise Price of Options “A” is R$ 31.81 per share, corresponding to the average closing price of the shares during the last thirty (30) trading sessions on the São Paulo Stock Exchange (BOVESPA) (“Market Price”) and the Exercise Price of the Options “B” is R$ 0.01 per share, according to the conditions set forth in the Plan and in this Program.

6. Grant of Options “B”: for each Option “A” granted to the Beneficiary, the Board of Directors grants (i) two (2) Options “B”, if the Beneficiary is a key-employee of the Company; and (ii) three (3) Options “B”, if the Beneficiary is an officer of the Company. The grant of Options “B” set forth herein is subject to the approval of the amendment of the Stock Options Plan by the Extraordinary General Meeting to be held on June 18, 2008. If the amendment is not approved, the present 2008 Program will be effective only in relation to the Options “A” granted hereby.

7. Exercise of Options “A”: Options “A” may be totally or partially exercised within the thirty (30) days following the date of this Program. After the lapse of this time, options not exercised will forfeit without any indemnification rights.

8. Exercise of Options “B”: Options “B” shall only be exercised after three (3) years, as of the date of this Program, that is, as from May 9, 2011 and for the final expiration term of thirty (30) days. The exercise of Options “B” is also subject to the following:

(a) Key Employees: if the appreciation of the Market Price of the Company’s share during the period between this date and the date of the exercise corresponds, computing dividends and interest on net equity, at an internal return rate (“IRR”):

(i) equal or less than 10% per year, the Beneficiary shall exercise 1,5 Options “B” for each Option “A” exercised;

(ii) equal or less than 20% per year, the Beneficiary may exercise 2 Options “B” for each Option “A” exercised;

(iii) comprised between the percentage of items (i) and (ii) above, the Beneficiary may exercise a number of Options “B” determined by a pro rata calculation, based on the appreciation verified in this interval.

(b) Officers: if the appreciation of the Market Price of the share during the period between this date and the date of the exercise corresponds, computing dividends and interest on net equity, at an internal return rate (“IRR”):

(i) equal or less than 10% per year, the Beneficiary shall exercise 2,5 Options “B” for each Option “A” exercised;

(ii) equal or less than 20% per year, the Beneficiary may exercise 3 Options “B” for each Option “A” exercised;

(iii) comprised between the percentage of items (i) and (ii) above, the Beneficiary may exercise a number of Options “B” determined by a pro rata calculation, based on the appreciation verified in this interval.

9. Payment: on demand, on the act of subscription of the shares issued due to the exercise of the option or the purchase of the shares that are held in treasury.

10. Utilization of the Bonus: the Beneficiary shall, necessarily, allocate at least twenty five per cent (25%) of the Bonus to subscribe and pay-in or purchase shares object Option “A”.

11. Termination, Death or Permanent Disability of the Beneficiary: according to items 9 and 10 of the Plan. In the event of termination of the employment contract or term of office by the Company, without cause, during the third year of effectiveness of this 2008 Program, the Beneficiary shall have the right to partially exercise de Options “B”, proportionally to the period he remained with the company after the grant of the Options “B”. To this purpose, an early vesting shall apply. After the third year of effectiveness of this 2008 Program, and until its final expiration term, the Beneficiary shall have the right to exercise all the Options “B” non-exercised, during thirty (30) days, as of the termination of the employment contract or term of office.

12. Restrictions on the Transfer the Shares: The shares resulting from the exercise of Options “A” may only be transferred without restrictions after two (2) years of the date of acquisition of the shares. The shares resulting from the exercise of Options “B” are free to be transferred immediately after their subscription or purchase.

Any doubts or conflicts that may arise concerning the Company or the beneficiaries with respect to the grants object of this 2008 Program or any of its conditions shall be presented to the Board, which will have a term of ten (10) consecutive days to present its interpretation or solution to the case.

Exhibit II to the Minutes of the Meeting of the Board of Directors of Gafisa S.A, held on May 9, 2008

GAFISA S.A.
CNPJ/MF nº 01.545.826/0001-07
NIRE 35.300.147.952

STOCK OPTION PLAN
approved by the Extraordinary General Meeting held on [_____], 2008

1. Objectives of the Option Grant

1.1. The objective of the Stock Option Plan of GAFISA S.A. (“Company”), set forth in compliance with Article 168, §3, of Law No. 6,404/76 (the “Plan”) is to attract and retain executives of the Company and its direct and indirect affiliates (included in the definition of Company for means of this Plan), granting Company’s management and employees the opportunity of becoming shareholders of the Company, therefore obtaining higher alignment of their interests with those of the shareholders, as well as the parting of capital market risks, thus achieving the Company’s purposes and the interests of its shareholders, as well as generating incentives for the retention of its key collaborators.

1.2. The management and employees of the Company indicated by the Board of Officers according to performance evaluation criteria and approved by the Board of Directors are eligible to participate in the Plan (“Beneficiaries”).

2. Shares Included in the Plan

2.1. The granting of options must be within the maximum limit of 5% (five per cent) of the total shares of Company’s capital, considering, within this total, the dilution effect resulting from the exercise of all granted and unexercised options.

2.2. Once the Beneficiaries exercise the option, the corresponding shares shall be issued through a capital increase. Options for the purchase of shares held in treasury may also be offered to the Beneficiaries.

2.3. The shareholders, pursuant to Article 171, §3, of Law No. 6,404/76, will have no right of first refusal or preemptive right on the occasion of the establishment of the Plan or the exercise of the stock options derived from the Plan.

3. Administration of the Plan

3.1. The Plan will be managed by the Board of Directors or, at its discretion, by a Committee of 3 (three) members, being at least one of the members necessarily a member (effective or alternate) of the Board of Directors.

3.2. The Committee members – but not those of the Board of Directors when acting in the capacity of a committee – are prevented from being eligible to options under the Plan.

3.3. The Board of Directors or the Committee, as the case may be, shall have extensive powers, in accordance with the terms of the Plan, and, in the case of the Committee, with the Board of Directors’ directives, to organize and manage the Plan and option grants.

3.4. The Board of Directors or the Committee, as the case may be, may, at any time, always subject to item 3.4.1, (i) amend or terminate the Plan; (ii) establish regulations applicable to overlooked issues; and (iii) postpone, but never advance, the deadline for the exercise of granted options.

3.4.1. Notwithstanding the provisions of item 3.4, no decision of the Board of Directors or of the Committee may, except with regard to the adjustments permitted under this Plan, increase the total limit of shares that may be awarded through the exercise of granted options; or amend or adversely affect, without the Beneficiary’s consent, any rights or obligations under any existing agreement or option grant.

3.5. The resolutions of the Board of the Directors or of the Committee, as the case may be, concerning the matters related to the Plan are binding upon the Company and the Beneficiaries.

4. Option Terms and Conditions

4.1. The Board of Directors or the Committee, as the case may be, will periodically establish Stock Option Programs (the “Programs”), which will define: (i) the Beneficiaries; (ii) the total number of shares of the Company to be granted and, when the case, their division in batches; (iii) the exercise price, in accordance with item 6 below; (iv) the vesting periods, the periods for exercising the options and the deadline for the total or partial exercise of vested options and in which the rights deriving from the option will expire; (v) when the case, restrictions to negotiation of the shares awarded through the exercise of options; and (vi) performance goals for executives and employees, in order to establish clear criteria for the appointment of Beneficiaries and the determination of the number of options they are entitled to.

4.2. The Board of Directors or the Committee, as the case may be, may grant, under the aegis of each Program, different types of options to certain Beneficiaries (the “Options “B””). The exercise of Options “B”, if granted, is subject to the proportional exercise of the regular options granted under this Plan, according to the terms and conditions set forth in each Program, and to the lapse of, at least, 2 (two) years, as of the grant date.

4.3 The Board of Directors or the Committee, as the case may be, always within the global limit set forth in item 2.1, may aggregate new Beneficiaries to existing Programs, stipulating the number of shares that the Beneficiary may acquire and adjusting the Exercise Price.

4.4 At the time each Program is approved, the Board of Directors or the Committee, as the case may be, will establish the terms and conditions of each option in a Stock Option Agreement (“Agreement”), to be executed between the Company and each Beneficiary. The Agreement shall determine the number of shares that the Beneficiary will have the right to acquire or subscribe through the exercise of the options and the acquisition price per share, according to the Program, and any other terms and conditions that are not contrary to the Plan or the corresponding Program.

4.5 The shares resulting from the exercise of the option will bear the rights established in the Plan, in the corresponding Programs and in the Agreement, and will always bear the right to receive dividends that are distributed as of the subscription or acquisition, as the case may be.

4.6 No share will be handed over to the Beneficiary through the exercise of the options unless all legal and regulatory requirements have been fully complied with.

4.7 No provision of the Plan, of any Program or of the Agreement will confer rights to any Beneficiary with regard to remaining in the position of an executive and/or employee of the Company, and will not in any manner whatsoever affect the rights of the Company to, at any time, terminate the employment contract or interrupt the term of office.

4.8 The Beneficiary will have no rights and privileges of Company shareholder, except those related to the Plan, with respect to the options object of the Agreement. The Beneficiary will only have the rights and privileges inherent to the condition of Company shareholder from the moment of the effective acquisition or subscription of the shares resulting from the exercise of options.

5. Exercise of the Option

5.1. The options may be totally or partially exercised during the term and within the periods established in the corresponding Agreements, subject to the provision of item 4.2.

5.2. The Beneficiaries will be subject to the restrictive rules regarding the use of privileged information applicable to publicly-held companies in general and to those established by the Company.

6. Exercise Price

6.1. The issue or purchase price, in the event the Company decides to use treasury shares on the occasion of the exercise of the options (subscription and purchase herein jointly referred to as “acquisition” for purposes of this Plan), of the shares to be acquired by the Beneficiaries through exercising the options (“Exercise Price”) will be determined by the Board of Directors or by the Committee, as the case may be, and will be equivalent to the average closing price of the shares in the last 30 (thirty) trading sessions of the São Paulo Stock Exchange (BOVESPA), immediately preceding the date of the option grant, and may be adjusted to inflation, based on the variation of a price index to be determined by the Board of Directors or the Committee, as the case may be, and added interest, also at the Board of Directors’ or the Committee’s discretion, as the case may be.

6.2 The Exercise Price of Options “B”, if granted, will be R$ 0,01 (one cent), in accordance with the provisions of this Plan and of the Programs, especially in item 4.2.

6.3 The Exercise Price will be paid by the Beneficiaries in cash on the date of acquisition, as determined by the Board of Directors or by the Committee for each Program.

6.4 The Board of Directors or the Committee, as the case may be, may determine that the Beneficiary commit part of the annual gratification paid by the Company to the Beneficiary, on account of bonus or profit sharing, net of income tax and other assessed charges (“Bonus”) to the acquisition of shares deriving from the exercise of granted options.

7. Trading of the Shares

7.1 Unless otherwise decided by the Board of Directors or the Committee, as the case may be, the Beneficiary may only sell, transfer or dispose, in any manner whatsoever, of the Company shares acquired through the exercise of the options, as well as those that may be acquired thereby through bonuses, stock splits, subscription or any other form of acquisition, or securities that grant the right to subscribe or acquire shares, provided that shares or securities have derived for the Beneficiary from the ownership of the shares covered by the Plan (jointly, the “Shares”), if the minimum non-availability period established in each Program for each batch of shares, which shall never be greater than 2 (two) years as of the date of acquisition.

7.1.1 Notwithstanding the provisions set forth above, the Beneficiary may dispose, at any time, of the number of shares necessary to carry out the payment of the Exercise Price of the options to be exercised under the aegis of the Programs.

7.1.2 The Shares acquired through exercise of Options “B”, if granted, may be sold, transferred or, in any manner, disposed of at any time, from the moment of their acquisition.

7.2 The Beneficiary undertakes not to encumber the Shares and not to impose any charges thereon that may impede compliance with the provisions in this Plan.

7.3 The Board of Directors or the Committee, as the case may be, may determine that the transfer of Shares be subject to the right of first refusal or preemptive right of the Company, in equal conditions. In this case, the Company may indicate one or more third parties to exercise the option in the same conditions, whether Beneficiaries of the Plan or not.

8. Termination of the Employment Contract or Term of Office for Cause

8.1. In the event of termination of the employment contract or term of office of the Beneficiary for cause, all vested or unvested options not exercised will forfeit with no indemnification rights. The restriction period imposed on the sale of Shares provided in item 7.1 will remain effective.

9. Termination of the Employment Contract or Term of Office without Cause, Resignation or Retirement

9.1 Unless otherwise decided by the Board of Directors or the Committee, as the case may be, in the event of termination of the employment contract or term of office of the Beneficiary without cause, as well as in the event of resignation or retirement of the Beneficiary, the following provisions shall apply:

a) unvested options will forfeit with no indemnification;
b) vested and non-exercised options may be exercised within the period of 30 (thirty) days as of the event that originates the termination of the employment contract or term of office, or until the end of the period for exercising the option, if a period smaller than 30 (thirty) days remains;
c) the restriction period imposed on the sale of Shares as provided in item 7.1 will remain effective.

9.2 The Board of Directors or the Committee, as the case may be, will determine the treatment to be conferred upon any Options “B” granted to the Beneficiaries in the event of termination of the employment contract or term of office of the Beneficiary at the Company’s discretion, without cause.

10. Death or Permanent Disability of the Beneficiary

10.1. Should the Beneficiary die or become permanently disabled for the exercise of his duties in the Company, the rights under all of the options will be extended to her heirs and successors, who may exercise them within a period of 180 (one hundred and eighty) days as of the date of death or permanent disability.

10.1.1. In the case of unvested options, including Options “B”, the period for exercise will be advanced so the heirs and successors may exercise them within the period set forth in item 9.1 above.

10.2. The Shares that are acquired by the Beneficiary’s heirs or successors will be free and clear for sale at any moment.

11. Adjustments

11.1. If the number of shares of the Company is increased or reduced as a result of stock bonuses, grouping or splits, the appropriate adjustments will then be undertaken to the number of Shares for which the options have been granted and not exercised. Any adjustments to the options will be undertaken with no alteration to the total purchase value applicable to the non-exercised portion of the options, but with the adjustment corresponding to the price per share covered by the option.

11.1.1. The adjustments pursuant to the conditions set forth in item 10.1 above will be made by the Board of Directors or the Committee, as the case may be, and this resolution will be final and binding. No fraction of shares will be sold or issued under the Plan or any of these adjustments

11.2. In the event of winding-up, transformation, consolidation, merger, spin-off or restructuring of the Company, in which the Company is not the surviving entity, or, being the surviving entity, its shares are no longer admitted to negotiation in stock exchange markets, the options deriving from the effective Programs, at the discretion of the Board of Directors or the Committee, as the case may be, may be transferred to the succeeding company or may have their vesting periods advanced, during a fixed term, so they can be exercised by the Beneficiary. After this lapse of time, the Plan will be terminated and all non-exercised options will forfeit with no indemnification.

12. Starting and Ending Date of the Plan

12.1. The Plan will enter into effect with the approval thereof by the General Meeting of the Company and may be terminated at any time through a decision of the Board of Directors, without adversely affecting the continuation of the constraints on the transfer of shares and/or right of first refusal established herein and the provisions of item 3.4.1.

13. Supplementary Obligations

13.1. Adherence. The execution of the Agreement will imply in the Beneficiary’s express acceptance of all the terms of the Plan and the Program, which are fully binding upon him/her.

13.2. Specific Performance. The obligations contained in the Plan, the Programs and the Agreement are undertaken on an irrevocable basis, valid as an extrajudicial executive title in terms of civil procedural law, being binding on the contracting parties and their successors of any type whatsoever, at all times. The parties agree that these obligations are open to specific performance, pursuant to Articles 466-A and 466-C and following of the Civil Procedural Code.

13.3. Assignment. The rights and obligations arising from the Plan and the Agreement may not be assigned or transferred either fully or partially by any of the parties, nor may they be put up as collateral covering obligations, without the prior written consent of the Company.

13.4. Non-Waiver. It is expressly agreed that should any of the Parties refrain from exercising any right, power, resource or faculty guaranteed by law, the Plan or the Agreement, or tolerate any late compliance with any obligations by any of the parties, this will not constitute a waiver, which will not prevent the other party from exercising at any time whatsoever, and at its sole discretion, rights, powers, resources or faculties which are cumulative and do not exclude those stipulated by law.

13.5. Registration. The text of the Agreement stands as a Shareholders’ Agreement and will be registered in the margin of the Company books and registries for all purposes of Article 118 of Law N. 6,404/76.

13.6. Venue. The Central Law Courts of São Paulo are hereby elected, with exclusion to any other no matter how privileged it may be, to settle any disputes that may arise with regard to the Plan.

14. Transitory Provisions

14.1 The past stock option plans and options granted under the aegis of those plans remain in effect, in accordance with their clauses and conditions and with the conditions set forth in this Plan, as applicable.

Exhibit III to the Minutes of the Meeting of the Board of Directors of Gafisa S.A, held on May 9, 2008

GAFISA S.A.
CNPJ/MF No. 01,545,826/0001-07
NIRE 35,300,147,952

Publicly-Held Company

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The Shareholders of GAFISA S.A. (the “Company”) are hereby invited to gather, on June 18, 2008, at 10:00 a.m., at first call, at the Company’s headquarters, in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8.501, 19° andar, at the Extraordinary General Meeting, to resolve on the following AGENDA: to approve a new Stock Option Plan to be granted to administrators and employees of the Company.

General Information:

- The Company requests that the proxies for the representation of the shareholders at the General Meeting referred to in this call notice shall be deposited, at the Company’s headquarters, Investor Relations Department, up to three (3) business days prior to the meeting.

- Shareholders participating in the Registered Share Deposit with the São Paulo Stock Exchange (“Custódia Fungível de Ações Nominativas da Bolsa de Valores de São Paulo – BOVESPA”) and willing to attend this meeting shall submit a statement of their respective equity holding, issued by the appropriate authority, up to forty-eight (48) hours prior to the meeting.

São Paulo, May 9, 2008.

     Gary Robert Garrabrant
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.